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SEC FILE NUMBER
8-45165

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2025 (MM/DD/YY) AND ENDING 04/30/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CENTAURUS FINANCIAL, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 E. KATELLA AVE., STE. 200
(No. and Street)

ANAHEIM	CA	92806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHERI LEJMAN	714 456 1790	slejman@cfiemail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, and middle name)

2050 MAIN STREET, STE. 700	IRVINE	CA	92614
(Address)	(City)	(State)	(Zip Code)

10/22/2003	BAKER TILLY US, LLP (23)
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHERI LEJMAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CENTAURUS FINANCIAL, INC., as of 4/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CLAUDIA RUIZ NAVARRO
COMM. # 2541488
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
My Comm. Expires December 17, 2029

Signature: [signature]

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENT AND NOTES TO FINANCIAL STATEMENT

For The Year Ended April 30, 2026

This report is filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission as a public document.

Public Document

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2026



Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders
Centaurus Financial, Inc.,

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Centaurus Financial, Inc. (the Company) as of April 30, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of April 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Baker Tilly US, LLP

Irvine, California
June 19, 2026

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
April 30, 2026

ASSETS

Cash and cash equivalents	$ 22,457,145
Commissions receivable	9,715,632
Receivables from broker-dealers and clearing organizations	182,761
Prepaid expenses and other assets	5,021,285
Prepaid income taxes	914,005
Notes receivable from third parties, net	3,775,698
Investment securities held-for-trading	8,110,376
Property and equipment, net	212,216
Right of use assets	1,715,594
Deferred tax assets	2,682,000
Deposits with clearing organizations	100,000
TOTAL ASSETS	**$54,886,712**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$ 12,502,981
Accounts payable and other liabilities	8,392,907
Legal reserve	8,074,713
Deferred revenue	765,375
Lease liabilities	1,905,010
Deferred tax liabilities	23,300
TOTAL LIABILITIES	**31,664,286**

COMMITMENTS AND CONTINGENCIES (NOTE 8)

STOCKHOLDERS' EQUITY

Common stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding	-
Additional paid in capital	544,861
Retained earnings	22,677,565
TOTAL STOCKHOLDERS' EQUITY	**23,222,426**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 54,886,712**

The accompanying notes are an integral part of the financial statement.

NOTE 1   -   DESCRIPTION OF BUSINESS

Centaurus Financial, Inc. (the "Company") is a national broker-dealer licensed to offer securities, investment advisory services and insurance products. The Company is a Registered Investment Advisor ("RIA") with the U.S. Securities and Exchange Commission (the "SEC") and a member of both the Financial Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Founded in 1992, the Company was formed with a focus to provide service, support, technology, and education to independent financial advisors in the securities industry.

The Company is an independent broker-dealer providing a platform for over 600 financial advisors and 350 branch offices across the United States of America. The Company is headquartered in Anaheim, California. The Company is a subsidiary of Federation of Financial Services, Inc. ("FFS"), a holding company. FFS owns 83.75% of the Company.

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The Company's accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and cash equivalents – Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. Cash in bank accounts at times may exceed federally insured limits (See Note 10).

Revenues - The Company's revenues are derived from the Company assisting in effecting the execution of clients' purchases of packaged products such as mutual funds, exchange traded funds, variable and fixed insurance products, real estate investment trusts, and other securities. Such transactions are effected directly with a product sponsor (accounts held direct) or effected via a clearing arrangement with the Company's clearing broker-dealer. In addition, to a commissions-based business, as an independent broker-dealer the Company also provides a fee-based business under its registered investment advisory platform, with its two primary third-party custodians. The Company's primary revenues are comprised as follows:

Commissions revenue – Commissions revenue represents sales commissions generated by the Company's financial advisors for their clients' purchases of securities on exchanges and over-the-counter, as well as purchases of other investment products. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Commissions revenue is recognized at the point of purchase.

The Company is the principal for commissions revenue, as it is responsible for effecting the execution of the clients' purchases and maintains relationships with the product sponsors. The financial advisors assist the Company in performing its obligations. Accordingly, total commissions revenues are reported on a gross basis.

Advisory revenue – Advisory revenue represents fees charged to financial advisors' clients' accounts on the Company's corporate Advisory and Wealth Management platform. The Company provides ongoing investment advice and administrative services for these client accounts. The advisory revenue generated from the Company's corporate RIA platform is based on a percentage of the market value of the eligible assets in these clients' advisory accounts. The percentage is negotiated between the financial advisors and their clients, based on a fee schedule. This series of performance obligations (ongoing investment advice by the financial advisor for the client accounts) occurs over time as the services are performed. The revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract.

The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations and has control over determining the fees, by setting a maximum amount to be charged based on portfolio value. The financial advisors assist the Company in performing its regulatory and other obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues - (Continued)

Marketing revenue - Marketing revenue represents compensation paid to the Company by certain financial product sponsors in return for the Company's selling the products of these product sponsors. The purchase of investment products is a single performance obligation. The transaction price varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. From time to time, the Company may receive discretionary marketing revenue from sources related to variable insurance policy purchases and investment advisory accounts managed by third party platforms. This income is recognized as and when amounts are received and/or are able to be reasonably estimated, this is the point at which variable consideration is known and the likelihood of reversal of income is significantly reduced.

The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Other revenues – Other revenues principally consist of amounts earned by the Company from clearing organizations related to trade facilitation, operational and administrative services fees, and clearing credits; fees charged to the Company's independent representatives for service, support and technology, annual licensing renewals with the FINRA and errors and omission insurance; realized and unrealized gains or losses on investments; and other miscellaneous revenues.

Fair value of financial instruments – Except for the investments discussed at fair value measurement (See Note 3), the Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended April 30, 2026 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Prepaid expenses and other assets – The Company's prepaid expenses and other assets include expenses that are prepaid and security deposits.

Notes receivable from third parties - The Company periodically extends credit to its advisors in the form of recruiting loans, commissions advances, and other loans. The decisions to extend credit to advisors are generally based either on the advisor's credit history and their ability to generate future commissions. Certain loans made in connection with recruiting are forgivable over the terms of the loan provided the advisor remains licensed through the Company. At April 30, 2026, $3,150,629 of the loan balance could become forgivable. These loans are unsecured, and for any amounts not forgiven, will earn interest per annum generally ranging from 3% to 5%. The amount forgiven for the year ended April 30, 2026 was $1,017,005 and is included in other operating expenses in the accompanying statement of operations. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date, an allowance for credit losses would be recorded using an analysis which would take into account the advisor's registration status as well as the advisor's ability to repay the outstanding balance due. Management monitors the adequacy of the allowance for credit losses through periodic evaluations of these loans and actual trends experienced.   An allowance for credit losses is recorded at the inception of a repayable loan or upon conversion to a repayable loan upon termination or change in agreed upon terms using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. At April 30, 2026, notes receivable from third parties is recorded in the statement of financial condition net of the Company's allowance for credit loss of $600,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment securities - Marketable equity securities and debt securities are classified as trading, held-to-maturity, or available-for-sale. Management determines the appropriate classification of securities at the time of purchase and evaluates such designation at each balance sheet date. Investments in debt securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost in the accompanying statement of financial condition. Securities which are bought principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value.   As of April 30, 2026, the Company had $8,110,376 of investments classified as held-for-trading and reported at fair value within the fair value hierarchy. As of April 30, 2026, the Company had no investment securities classified as held-to-maturity or available-for-sale. The Company accounts for its investments in business development companies, real estate investment trusts ("REITS") and limited partnerships which are classified as held for trading in accordance with Accounting Standards Update ("ASU") 2015-07, *Fair Value Measurements*. Such investments, in the amount of $225,494, as of April 30, 2026 are valued as a practical expedient utilizing the net asset valuations provided by the investee fund manager's net asset value ("NAV") to determine the fair value of these investments that do not have a readily determinable fair value.

Leases - The Company leases its office space from third parties under operating leases. Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The Company recognizes the lease payments as rent expense, which is included on the accompanying statement of operations (See Note 8).

Property and equipment – Property and equipment is recorded at historical cost, net of accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to seven years. Buildings and related improvements are depreciated over a period of 15 to 39 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Land is not depreciated. Routine repairs and maintenance costs are expensed as incurred. Management reviews property and equipment for impairment whenever events or circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was required for the year ended April 30, 2026.

Income taxes – The Company files its income taxes as part of the consolidated income tax return of its parent. In preparing the financial statements, the Company estimates income tax based upon if the Company filed on a separate return basis. The Company must assess the likelihood that its deferred tax assets will be realized. A valuation allowance is established to the extent that it is more-likely-than-not that such deferred tax assets will not be realized. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in estimates of these taxes may occur periodically due to changes in tax rates, changes in business operations, implementation of tax planning strategies, newly enacted statutory, judicial, and regulatory guidance. These changes could have a material effect on the Company's statements of operations, financial condition or cash flows in the period or periods in which they occur.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Based on management's evaluation, there are no uncertain tax positions at April 30, 2026 that would require recognition in the financial statements. The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2021.

Reportable segment - Management has determined that the Company operates in one segment, given the common nature of its operations, products and services, production and distribution process and regulatory environment (See Note 13).

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2   -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued or adopted accounting pronouncements – In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires public business entities to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The ASU should be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures,* to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU should be applied prospectively and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted Topic 740 on May 1, 2025 and such adoption did not have an impact on the Company's financial condition or results of operations (See Note 9).

In September 2025, the FASB issued ASU 2025-06 *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* to modernize the accounting for and disclosure of software costs. The ASU may be applied prospectively, retrospectively or via a modified transition approach and is effective for annual periods beginning after December 15, 2027, with early adoption permitted. Based on the current analysis there is no impact to the Company, however, management will continue to assess the impact of this ASU on the Company's financial statements.

NOTE 3   -   FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs.   The three levels of inputs used to measure fair value are as follows:

> *Level 1* – Quoted prices in active markets for identical assets or liabilities.

> *Level 2* – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by active market data.

> *Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the methodologies, and similar techniques that use significant unobservable inputs.

> *NAV* - Investments in other funds are valued at the latest available reported NAV of the respective fund, where their value is based upon the most recent NAV. ASU 2022-03, Fair Value Measurement (Topic 820), *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, provides for the use of net asset value (or its equivalent) as a practical expedient to estimate fair value of investments.

The Company's policy is to recognize transfers in and transfers out of the three levels of input as of the date of the event or change in circumstances that caused the transfers. The Company had no transfers between the three levels during the year ended April 30, 2026.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. The realized and unrealized gains on investments recognized which is recorded within other revenues in the accompanying statement of operations for the year ended April 30, 2026 was $273,762.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the Company's financial assets measured at fair value on a recurring basis:

	Fair Value Hierarchy Classification				
	Level 1	Level 2	Level 3	NAV	TOTAL
Business development companies	$ -	$ -	$ -	$ 44,794	$ 44,794
Real estate investment trusts (REITS)	-	-	-	130,068	130,068
Limited partnerships	-	-	-	50,632	50,632
Bank deposits and money funds	429,486	-	-	-	429,486
U.S. Treasury bills	6,957,417	-	-	-	6,957,417
Common stock	2,504	-	-	-	2,504
Fixed income	-	495,475	-	-	495,475
	$ 7,389,407	$ 495,475	$ -	$ 225,494	$ 8,110,376

The following methods and assumptions were used to estimate the fair value for each class of financial investments measured at fair value:

Business Development Companies, REITS, and Limited Partnerships – Business development companies, REITS and limited partnerships are classified as NAV, and are offered on the secondary market as publicly registered, non-traded investment funds, where their value is based upon the most recent NAV, as provided by the investment managers of these organizations.

Bank Deposits and Money Funds – Bank deposits and money funds are short-term commitments with a maturity period of 90 days or less held in the Company's clearing firm's brokerage account that are readily available for the Company to utilize to purchase investments, where their stated value approximates their fair value due to their short-term nature.

U.S. Treasury Bills – The value of U.S. treasury bills is based on quoted prices in active fixed income markets.

Common Stock – The value of common stock is based on quoted prices in active publicly traded markets.

Fixed Income – The value of fixed income is determined based on the observed values for underlying interest rates and market-determined risk.

The Company's investments in business development companies, REITS and limited partnerships have certain redemption and liquidity restrictions. It is estimated that these investments will be liquidated between 2026 – 2028.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and as of April 30, 2026 consisted of the following:

Office furniture and fixtures	$	595,555
Office computers and equipment		485,723
Leasehold improvements		15,286
Vehicles and boats		366,164
		1,462,728
Less accumulated depreciation		(1,250,512)
Property and equipment, net	$	212,216

Depreciation and amortization expense was $66,713 for the year ended April 30, 2026.

NOTE 5 - ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities as of April 30, 2026 consisted of the following:

Accounts payable	$	2,396,783
Seminars and conventions		1,921,874
Administrative and other fees received in advance		1,579,063
Employee bonuses		1,650,000
Allocation of income taxes due to parent		555,278
Employee paid time off		184,047
Other liabilities		105,862
	$	8,392,907

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of April 30, 2026, the Company had net capital of $9,706,476 which was $7,709,896 in excess of its required net capital of $1,996,580.

NOTE 7 - RELATED PARTIES

Commonality of ownership – Because the Company and other related entities have commonality of ownership and/or management control, the reported operating results and/or financial position of the Company could differ from what would have been obtained if such entities were autonomous. For additional information regarding income taxes among the related parties (See Note 9).

Administrative services - The Company is party to an administrative services agreement with a related party which provides the Company with educational, staff support, and other administrative services. The terms of this agreement call for a monthly service fee of $385,000, and changes to this fee may occur based on a management analysis of actual costs. In addition to this monthly service fee, other administrative services may be performed by this related party on behalf of the Company and billed on a discrete basis. This agreement can be terminated by either party, upon written notice delivered to the other party at least thirty (30) days prior to such termination. Administrative services expenses, included in the accompanying statement

NOTE 7 - RELATED PARTIES (CONTINUED)

Administrative services (Continued) – of operations for year ended April 30, 2026 is outlined below:

Monthly service fee	$ 4,620,000
Other administrative services	376,211
	$ 4,996,211

Rental leases – On March 13, 2024, the Company entered into a lease with a related party to provide the Company with office space in the state of Georgia (See Note 8). Lease payments made for the year ended April 30, 2026 totaled $50,610. The monthly lease payment schedule is outlined below:

	Monthly Lease Payment
March 2024	$ 2,400
April 2024 - March 2025	$ 4,000
April 2025 - March 2026	$ 4,200
April 2026 - March 2027	$ 4,410
April 2027 - March 2028	$ 4,631
April 2028 - March 2029	$ 4,631

Meeting and event services – The Company received meeting and event services from an affiliate such as support for seminars and conventions, and state registration and licensing services to the Company. For the year ended April 30, 2026, the Company paid $3,811,357 to such affiliate for these services performed, of which $138,997 is included as an expense within other operating expenses in the accompanying statement of operations and $3,672,360 of seminar and meeting costs incurred, is applied against the related third-party sponsorship monies received by the Company from third parties for attending its seminars and meetings.

Dividends – The Company's Board of Directors declared on April 27, 2026 a cash dividend of $5,000,000 to the stockholders of the Company, which was paid to the stockholders on the same day.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Office leases – The Company leases its office space from third parties under operating leases and pays rent based on the terms of the lease agreements. The Company incurred rent expense of $685,016 during the year ended April 30, 2026 which is included as rent expense in the accompanying statement of operations. Lease agreement expiration dates, per location, are as follows:

	Expiration Date
California	September 30, 2029
Georgia	March 31, 2029
Virginia	February 28, 2027

The table below presents lease related assets and liabilities reported in the accompanying statement of financial condition at April 30, 2026:

Assets:	
Operating lease right of use assets	$ 1,715,594
Liabilities:	
Lease liabilities	$ 1,905,010

NOTE 8 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Office leases (Continued) - The table below presents supplemental information related to the Company's operating leases during the year ended April 30, 2026:

Weighted average remaining lease term	2.3 years
Weighted average discount rate	7.8%

Maturities of lease liabilities as of April 30, 2026 are as follows:

Fiscal year ending 2027	$ 581,114
Fiscal year ending 2028	606,875
Fiscal year ending 2029	725,804
Fiscal year ending 2030	284,468
Total minimum lease payments	2,198,261
Less imputed interest	(293,251)
Present value of future minimum lease payments	$ 1,905,010

Litigation and claims - In the ordinary course of business, the Company is subject to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains errors and omissions insurance intended to mitigate a portion of its potential exposure arising from such claims. The insurance is generally structured with aggregate self-insured retention amounts, which function similarly to deductibles and must be satisfied before individual claim insurance coverage applies. Historically, the Company's errors and omissions insurance policies have been subject to self-insured retentions for which the Company is responsible, with such retentions generally applying on an annual aggregate basis in accordance with the terms of the applicable policy. Certain claims may also be subject to separate per-claim retention amounts, per-claim limits, policy limits, exclusions, and other coverage conditions. Accordingly, the Company remains responsible for losses within applicable retention amounts and for any amounts not covered by insurance.

The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $100,000 deductible per claim, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's general counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are accrued on the basis of an estimate of future legal costs and included within the accompanying statement of operations.

As of April 30, 2026, the Company had a legal reserve of $8,074,713 relating to the Company's defense and estimated payouts in various legal matters. The amount actually paid in relation to these legal matters may differ from the year end legal reserve.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its parent. Federal and state taxes reported in the accompanying statement of operations are calculated as if the Company filed separate income tax returns.

The Company operates, for tax purposes, pursuant to a tax sharing arrangement by which certain tax attributes are limited or otherwise modified by virtue of being a group member. To the extent the tax sharing agreement differs from the tax method of allocation pursuant to FASB ASC 740-10-30-27 and 28, such difference between the amount paid or received (tax sharing agreement) and the settlement (method of allocation) will be treated as a dividend or capital contribution. As a member of the parent, the Company is severally liable for certain federal and state income liabilities. Under the arrangement, the parent makes all the decisions with respect to all matters relating to taxes of the consolidated tax group. The provisions of the arrangement take into account both the Company separately and the Company as a member of the consolidated tax group. As a result, the Company may incur tax liabilities or receive tax benefits greater than on a separate basis. As of April 30, 2026, related to this tax sharing agreement, the Company had a due to parent balance of $555,278 (See Note 5) and a due from affiliate of $1,678,411, included within other liabilities and prepaid expenses, respectively, in the accompanying statement of financial condition.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 2026, the Company's deferred tax assets were $2,682,000 and deferred tax liabilities were $23,300.

The current and deferred portions of the provision for income taxes (benefit) included in the accompanying statement of operations for the year ended April 30, 2026 is as follow:

	Current	Deferred	Total
Federal	$ 1,537,543	$ (531,500)	$ 1,006,043
State	750,123	$ (182,200)	567,923
	$ 2,287,666	$ (713,700)	$ 1,573,966

The following table reflects a reconciliation of the U.S. federal statutory income tax rates to the Company's effective income tax rates:

	Year Ended April 30, 2026	
	Amount	Percent
Federal statutory income tax rate	$ 1,209,977	21.00%
State income taxes, net of federal benefit	343,908	5.97%
Nondeductible items	16,470	0.29%
Other	3,611	0.06%
Effective income tax rate	$ 1,573,966	27.32%

The Company's effective tax rate differs from the federal corporate rate of 21% primarily as a result of state income taxes and non-deductible expenses. California comprises 100% of the state income tax expense.

NOTE 9   -   INCOME TAXES (CONTINUED)

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Components of the Company's deferred tax assets and liabilities as of April 30, 2026 are as follows:

Deferred tax assets:

Legal reserve	$	2,260,000
Lease liability		53,000
Accrued vacation		51,000
Reserve for book of business acquisitions		168,000
Unrealized gains on investments		(5,000)
State taxes		155,000
Total	$	2,682,000

Deferred tax liabilities:

Depreciation on property and equipment	$	23,300

NOTE 10   -   CONCENTRATIONS OF CASH

At times, the cash balance may exceed the amount insured by the Federal Deposit Insurance Corporation; however, the Company believes it places cash balances with quality financial institutions that limit credit risk.

NOTE 11   -   RETIREMENT PLANS

The Company has a defined contribution 401(k) plan (the "Plan") covering all of its eligible employees. The Plan is subject to limitations set forth by the Internal Revenue Code. Eligible employees can contribute to the Plan (elective deferrals). The basic limit on elective deferrals was $23,500 for calendar 2025 and increased to $24,500 in calendar 2026, per Internal Revenue Service Publication 560. During the year ended April 30, 2026, the Company made matching contributions of $157,680, which are included within salaries and related in the accompanying statement of operations.

NOTE 12   -   OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, forward mortgage-backed trade, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and to-be-announced securities and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2026, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 13 - SEGMENT INFORMATION

The Company has concluded its Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The Company's reportable segment is determined by the Chief Executive Officer, who is the designated chief operating decision maker, based upon information provided by the Company's business activities as a national broker-dealer licensed to offer securities, investment advisory services and insurance products. The CODM regularly reviews pre-tax net income as presented on the Company's statement of operations for purposes of assessing performance and making decisions about resource allocation. Expenses regularly reviewed by the CODM include those line-items reported on the Company's statement of operations, the most significant of which include advisory and commissions, compensation and benefits, and promotional expenses. Commissions, advisory, marketing, interest and other income are the revenue streams. Major expenses included within the statement of operations include the following: commissions, salaries and related, legal and compliance, administrative services, rent, depreciation and amortization, and other operating. Other operating expenses have been further detailed below for the year ended April 30, 2026. Accounting policies for this business segment are the same as those described in the Company's accounting policies (See Note 2). No reconciliations of the business segment totals are required as these are equal to the Company's statements of financial condition and operations.

Other operating expenses:	
Office	$ 1,701,688
Forgivable notes receivable	1,017,005
Technology and communications	1,011,767
Professional services	947,459
Business fees and licenses	789,825
Travel expenses and related	692,711
Business insurance	154,614
Marketing and promotional	15,234
	$ 6,330,303

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 19, 2026, the date at which the financial statements were available to be issued. The Company has concluded no events have occurred subsequent to April 30, 2026 which require consideration as adjustments to or disclosure in its financial statements.